Exhibit 7

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal years ended March 31,
	2014	2015	2016	2017	2018
	(In millions of yen, except for ratios)
Excluding interest on deposits
Earnings:
Income before income tax expense	¥1,420,443	¥2,262,656	¥1,162,670	¥272,543	¥1,661,819
Add: Fixed charges	344,548	375,926	409,479	436,564	529,339
Less: Equity in earnings of equity method investees—net	110,520	172,946	176,857	197,821	227,984

Total earnings	¥1,654,471	¥2,465,636	¥1,395,292	¥511,286	¥1,963,174

Fixed charges:
Interest expense, excluding interest on deposits	334,317	362,492	394,029	422,209	513,887
Estimated interest component of net rental expense(1)	10,231	13,434	15,450	14,355	15,452

Total fixed charges	¥344,548	¥375,926	¥409,479	¥436,564	¥529,339

Ratio of earnings to fixed charges	4.8	6.6	3.4	1.2	3.7

	Fiscal years ended March 31,
	2014	2015	2016	2017	2018
	(In millions of yen, except for ratios)
Including interest on deposits
Earnings:
Total earnings	¥1,654,471	¥2,465,636	¥1,395,292	¥511,286	¥1,963,174
Add: Interest on deposits	226,655	300,692	350,335	347,430	514,868

Total earnings including interest on deposits	¥1,881,126	¥2,766,328	¥1,745,627	¥858,716	¥2,478,042

Fixed charges:
Total fixed charges	344,548	375,926	409,479	436,564	529,339
Add: Interest on deposits	226,655	300,692	350,335	347,430	514,868

Total fixed charges including interest on deposits	¥571,203	¥676,618	¥759,814	¥783,994	¥1,044,207

Ratio of earnings to fixed charges	3.3	4.1	2.3	1.1	2.4

Note:

(1)	The portion deemed representative of the interest factor

The ratios of earnings to fixed charges are computed by dividing earnings by fixed charges. Earnings consist primarily of income (loss) before taxes, as adjusted for some equity method investments and for fixed charges. Fixed charges consist primarily of interest expense on deposits, debentures and short-term and long-term debt, amortization of debt expense and discount and the portion deemed representative of the interest factor of net rental expense under long-term leases.